

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Christopher Burns
Chief Executive Officer
NOVONIX Limited
Level 8
46 Edward Street
Brisbane QLD 4000
Australia

> **Re: NOVONIX Limited**
> **Registration Statement on Form 20-FR**
> **Filed January 7, 2022**
> **Amendment No. 1 to Registration Statement on Form 20-FR**
> **Filed January 25, 2022**
> **File No. 001-41208**

Dear Dr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-FR filed January 25, 2022

ADS holders rights to pursue claims is limited by the terms of the deposit agreement, page 30

1. The scope of the jurisdiction provision, as disclosed here, appears to be inconsistent with the scope discussed in Exhibit 2.1. For example, that exhibit does not discuss the Securities Act or Exchange Act or whether the provision applies to claims under those laws. Likewise, you disclose here that the scope involves jurisdiction "over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs." However, Section 7.6 of that exhibit includes no such statement;

rather, it indicates only that the "Company" consents to the jurisdiction in New York. Please revise.

American Depositary Shares, page 115

2.   Please revise the disclosure in Item 12.D. beginning on page 115 to include a discussion of the exclusive forum provision in the deposit agreement.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Gilmore, Senior Accountant, at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Kimberly C. Petillo-Décossard